UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:	Pomona Private Equity Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

780 Third Avenue
46th Floor
New York, NY 10017

Telephone Number:	(212) 593-3639

Name and Address of Agent for Service of Process:

Michael D. Granoff
Pomona Management LLC
780 Third Avenue
46th Floor
New York, NY 10017

With Copies to:
Jeffrey S. Puretz, Esq.
Richard Horowitz, Esq.
William J. Bielefeld, Esq.
Dechert LLP
1900 K Street, N.W.
Washington, DC 20006

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 15th day of August, 2014.

Pomona Private Equity Fund

/s/ Michael D. Granoff
By: Michael D. Granoff
Title: Trustee

Attest:

/s/ Ryan Levitt

By:    Ryan Levitt

Witness